SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share repurchases dated 03 August 2021
Exhibit 1.2	Transaction in Own Shares dated 04 August 2021
Exhibit 1.3	Transaction in Own Shares dated 04 August 2021
Exhibit 1.4	Transaction in Own Shares dated 05 August 2021
Exhibit 1.5	Transaction in Own Shares dated 09 August 2021
Exhibit 1.6	Transaction in Own Shares dated 10 August 2021
Exhibit 1.7	Director/PDMR Shareholding dated 11 August 2021
Exhibit 1.8	Transaction in Own Shares dated 12 August 2021
Exhibit 1.9	Transaction in Own Shares dated 13 August 2021
Exhibit 1.10	Transaction in Own Shares dated 17 August 2021
Exhibit 1.11	Transaction in Own Shares dated 17 August 2021
Exhibit 1.12	Transaction in Own Shares dated 18 August 2021
Exhibit 1.13	Transaction in Own Shares dated 19 August 2021
Exhibit 1.14	Transaction in Own Shares dated 24 August 2021
Exhibit 1.15	Transaction in Own Shares dated 24 August 2021
Exhibit 1.16	Transaction in Own Shares dated 26 August 2021
Exhibit 1.17	Transaction in Own Shares dated 27 August 2021

Exhibit 1.1

BP p.l.c.

----------------------

Share Repurchases

----------------------
3rd August, 2021

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company towards distributing 60% of surplus cash flow[1] generated in 2021 after having reached its net debt target of $35 billion as announced by the Company on 27th April 2021 and 3rd August 2021.

Taking into account surplus cash flow generated in the first half of the year after having reached the net debt target of $35 billion, the maximum amount allocated to the Programme is around $1.4bn for a period up to and including 1st November2021.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2021 Annual General Meeting, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

[1] Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. See pages 34 and 42 of the Company's earlier announcement on 3rd August 2021 for further details.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,520,713 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 28 April 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,798,234	2,775,054	1,947,425
Highest price paid per Share (pence):	306.0000	306.0000	306.0000
Lowest price paid per Share (pence):	297.9500	298.0000	298.0000
Volume weighted average price paid per Share (pence):	302.8950	302.4308	302.8631

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	302.8950	5,798,234
Cboe (UK)/BXE	302.4308	2,775,054
Cboe (UK)/CXE	302.8631	1,947,425

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4743H_1-2021-8-3.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 11,800,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,060,295	2,223,065	1,516,640
Highest price paid per Share (pence):	309.2000	309.2000	309.2000
Lowest price paid per Share (pence):	299.3500	299.4500	299.4500
Volume weighted average price paid per Share (pence):	305.3284	304.9453	304.8570

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	305.3284	8,060,295
Cboe (UK)/BXE	304.9453	2,223,065
Cboe (UK)/CXE	304.8570	1,516,640

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6213H_1-2021-8-4.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,134,895 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,923,154	1,860,757	1,350,984
Highest price paid per Share (pence):	305.5000	305.5000	305.5000
Lowest price paid per Share (pence):	300.1000	300.2000	300.3500
Volume weighted average price paid per Share (pence):	303.4504	303.5346	303.5640

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	303.4504	6,923,154
Cboe (UK)/BXE	303.5346	1,860,757
Cboe (UK)/CXE	303.5640	1,350,984

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7736H_1-2021-8-5.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,132,551 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,632,551	1,500,000	1,000,000
Highest price paid per Share (pence):	305.9000	305.5500	305.6000
Lowest price paid per Share (pence):	300.0000	300.0000	300.1000
Volume weighted average price paid per Share (pence):	303.1388	303.0941	303.0520

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	303.1388	4,632,551
Cboe (UK)/BXE	303.0941	1,500,000
Cboe (UK)/CXE	303.0520	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0683I_1-2021-8-9.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 6,862,485 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,812,485	1,200,000	850,000
Highest price paid per Share (pence):	310.0000	309.5000	309.5000
Lowest price paid per Share (pence):	302.4500	302.4500	302.5000
Volume weighted average price paid per Share (pence):	306.0799	305.8353	305.8735

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	306.0799	4,812,485
Cboe (UK)/BXE	305.8353	1,200,000
Cboe (UK)/CXE	305.8735	850,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2170I_1-2021-8-10.pdf

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.0545	102
d)	Aggregated information - Volume - Price - Total	102 £3.0545 £311.56
e)	Date of the transaction	10 August 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.0545	123
d)	Aggregated information - Volume - Price - Total	123 £3.0545 £375.70
e)	Date of the transaction	10 August 2021
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,023,776 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,958,776	1,210,000	855,000
Highest price paid per Share (pence):	311.0000	310.9500	311.0000
Lowest price paid per Share (pence):	305.8500	306.1000	306.1500
Volume weighted average price paid per Share (pence):	308.2055	308.3260	308.3076

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	308.2055	4,958,776
Cboe (UK)/BXE	308.3260	1,210,000
Cboe (UK)/CXE	308.3076	855,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5150I_1-2021-8-12.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,102,080 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,042,080	1,210,000	850,000
Highest price paid per Share (pence):	308.4000	308.3500	308.4000
Lowest price paid per Share (pence):	303.9000	303.9000	303.9000
Volume weighted average price paid per Share (pence):	305.5032	305.6429	305.6324

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	305.5032	5,042,080
Cboe (UK)/BXE	305.6429	1,210,000
Cboe (UK)/CXE	305.6324	850,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6656I_1-2021-8-13.pdf

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,747,039 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,247,039	1,650,000	850,000
Highest price paid per Share (pence):	300.6500	300.7000	300.7000
Lowest price paid per Share (pence):	295.4000	295.4500	295.4500
Volume weighted average price paid per Share (pence):	298.0548	298.1948	298.1866

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	298.0548	5,247,039
Cboe (UK)/BXE	298.1948	1,650,000
Cboe (UK)/CXE	298.1866	850,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8152I_1-2021-8-16.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,464,781 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,014,781	1,650,000	800,000
Highest price paid per Share (pence):	304.5500	304.5500	304.5500
Lowest price paid per Share (pence):	294.8000	294.9000	294.9000
Volume weighted average price paid per Share (pence):	299.9964	299.5735	299.5681

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	299.9964	5,014,781
Cboe (UK)/BXE	299.5735	1,650,000
Cboe (UK)/CXE	299.5681	800,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9524I_1-2021-8-17.pdf

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,140,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,600,000	1,700,000	840,000
Highest price paid per Share (pence):	303.2500	303.2500	303.1000
Lowest price paid per Share (pence):	299.2500	299.2500	299.2500
Volume weighted average price paid per Share (pence):	301.6436	301.6497	301.6416

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	301.6436	4,600,000
Cboe (UK)/BXE	301.6497	1,700,000
Cboe (UK)/CXE	301.6416	840,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0917J_1-2021-8-18.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 6,886,320 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,686,320	1,500,000	700,000
Highest price paid per Share (pence):	292.3500	292.2500	291.9500
Lowest price paid per Share (pence):	287.0000	287.1500	287.2000
Volume weighted average price paid per Share (pence):	289.4830	289.7317	289.7187

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	289.4830	4,686,320
Cboe (UK)/BXE	289.7317	1,500,000
Cboe (UK)/CXE	289.7187	700,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2292J_1-2021-8-19.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,600,000	1,500,000	1,400,000
Highest price paid per Share (pence):	297.4000	297.0500	297.3500
Lowest price paid per Share (pence):	291.2000	291.2000	291.1000
Volume weighted average price paid per Share (pence):	295.4605	294.8358	293.6107

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	295.4605	4,600,000
Cboe (UK)/BXE	294.8358	1,500,000
Cboe (UK)/CXE	293.6107	1,400,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5262J_1-2021-8-23.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,200,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,000,000	1,300,000	900,000
Highest price paid per Share (pence):	300.2500	300.2500	300.1500
Lowest price paid per Share (pence):	295.8500	295.9000	295.8500
Volume weighted average price paid per Share (pence):	297.9187	297.8158	297.8109

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	297.9187	5,000,000
Cboe (UK)/BXE	297.8158	1,300,000
Cboe (UK)/CXE	297.8109	900,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6597J_1-2021-8-24.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,125,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,025,000	1,200,000	900,000
Highest price paid per Share (pence):	299.5500	299.5000	299.5000
Lowest price paid per Share (pence):	295.6500	295.7000	295.5500
Volume weighted average price paid per Share (pence):	297.9681	298.1208	298.1138

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	297.9681	5,025,000
Cboe (UK)/BXE	298.1208	1,200,000
Cboe (UK)/CXE	298.1138	900,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9424J_1-2021-8-26.pdf

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 August 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,313,462 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,013,462	1,300,000	1,000,000
Highest price paid per Share (pence):	303.1000	301.7500	301.7500
Lowest price paid per Share (pence):	296.6000	297.3000	297.5000
Volume weighted average price paid per Share (pence):	299.8258	299.4461	299.5060

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	299.8258	5,013,462
Cboe (UK)/BXE	299.4461	1,300,000
Cboe (UK)/CXE	299.5060	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0760K_1-2021-8-27.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 September 2021
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary